May 15, 2008
CONFIDENTIAL
VIA EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Hillman Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No: 1-13292
Dear Mr. O’Brien:
     The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated April 10, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.
Item 7- Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 18
1.	Comment: In future filings, please expand/revise the discussion of your results of operations to provide a more comprehensive analysis of the positive and negative factors that impacted net sales, gross profit, SG&A, etc, ensuring that you sufficiently explain why an event or transaction has occurred and is impacting the specific line item. In addition, you should discuss known or anticipated trends that have had and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Finally, you should quantify the impact each factor has had on the line item. Examples of where you could improve your discussion and analysis include the following:

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

•	You attribute the increase in net sales to new store openings by your customers and also to new product introductions. You also attribute the increase in the sales of engraving products to the increase in volume and sales price. Finally, you attribute the change in SG&A to a number of factors. The impact of all of these factors should be quantified.

•	Your gross profit margin has declined each period presented. While you do note that raw material costs have been increasing, you also state that you have implemented price increases to offset higher product costs. However, there is no specific statement as to why your gross profit margins have been declining since fiscal year 2004 notwithstanding the fact that you have increased your prices to address the raw material increases.

•	Your effective tax rate has had wide swings in variability for each period presented. Instead of referring investors to the reconciliation, you should provide an investor with a specific explanation as to why your effective tax rate varies significantly between each period presented and from the statutory rate.
     Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that should have further analysis. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.
     Response: The Company notes the Staff’s comment and will expand its disclosure regarding the items noted in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future periodic reports filed with the Commission.
Liquidity and Capital Resources, page 22
2.	Comment: In future filings, please expand your liquidity discussion to include a discussion for each of the three fiscal years presented regarding the three major categories of the statements of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for guidance.
Response: The Company notes the Staff’s comment and will expand its disclosure regarding its liquidity discussion and will include a discussion of the three major categories of the statements of cash flows in future periodic reports filed with the Commission.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

3.	Comment: We note your disclosure regarding the minimum fixed charge coverage ratio you must maintain including the amount of the fixed charge coverage ratio for the 12-months ended December 31, 2007. We further note that your Senior Credit Agreement also contains financial covenants for a leverage ratio and levels of financial position that must be maintained. Please include a discussion of the leverage ratio and the levels of financial position that must be maintained, unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Given the significance of your debt agreements to your liquidity and the potential adverse impact if debt repayment were accelerated, it would appear that such disclosure is important for an investor to access your ability to remain compliant.
Response: The liquidity discussion will be expanded in future periodic reports filed with the Commission to include the following disclosure:
The Senior Credit and Subordinated Debt Agreements, among other provisions, contain financial covenants requiring the maintenance of specific fixed charge, leverage and interest coverage ratios, restricting the incurrence of additional debt and the sale of assets, and permit acquisitions with the consent of the lenders. At March 31, 2008 the fixed charge ratio was 1.41 on a minimum requirement of 1.15, the interest coverage ratio was 3.17 on a minimum requirement of 2.50 and the leverage ratio was 3.85 on a maximum requirement of 4.00.
The Company was in compliance with all other provisions of the Senior Credit and Subordinated Debt Agreements as of March 31, 2008 and management believes the likelihood of default is remote.
4.	Comment: Please revise your contractual obligations table in future filings to include footnotes to the table with information about conditions that may create future cash obligations related to your Class A common stock, Class B common stock, Class A preferred stock, and stock options that are subject to put options. Refer to Item 303(a)(5) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.
Response: In connection with the March 31, 2004 acquisition of the Company by affiliates of Code Hennessey & Simmons LLC , certain members of management entered into an Executive Securities Agreement (“ESA”). The ESA provides for the method and terms under which management proceeds were invested in the Company. The terms of the ESAs limit the total amount of redemption from all puttable equity securities to an aggregate of $5 million per year. The contractual obligations table will be amended in future periodic reports filed with the commission to include a footnote regarding the potential cash obligations resulting from the equity securities put option features and the limit on such redemptions noted above.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

Critical Accounting Policies and Estimates, page 24
5.	Comment: Please include critical accounting policies for each of your puttable securities and securities that are redeemable at fair value (i.e., Class A common stock, Class B common stock, Class A preferred stock, Hillman Investment Company Class A preferred stock) to provide investors with a detailed explanation as to how you estimate their fair value. As the put options may require you to have sufficient cash to redeem these securities such disclosure should provide investors with sufficient information regarding the method(s), the material assumptions and the sensitivity of those assumptions to understand the potential impact on your cash flows. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
          Response: The Company will expand the section entitled “Critical Accounting Policies and Estimates” in future periodic reports filed with the Commission to include the following disclosure:
Common and Preferred Stock:
In connection with the March 31, 2004 acquisition of the Company by affiliates of Code Hennessey & Simmons LLC , certain members of management entered into an Executive Securities Agreement (“ESA”). The ESA provides for the method and terms under which management proceeds were invested in the Company. Under the terms of the ESA, management shareholders have the right to put their Class A Common Stock, Class B Common Stock, Class A Preferred Stock Options and Hillman Investment Company Class A Preferred Stock Options back to the Company at fair market value if employment is terminated for other than cause and upon death or disability. The terms of the ESA limit the total amount of redemption from all puttable equity securities to an aggregate of $5 million per year.
The fair value of the Class A Preferred Stock Options and Hillman Investment Company Class A Preferred Stock Options is equal to the liquidation value of $1,000 per share plus all accumulated and unpaid dividends thereon. The aggregate fair value of the puttable Class A Preferred Stock Options and Hillman Investment Company Class A Preferred Stock Options at December 31, 2007 is $8,913.
According to the ESA the fair market value of the Class A Common Stock and the Class B Common Stock is to be determined by the Board of Directors using an enterprise basis and taking into account all relevant market factors.
See Note 13, Common and Preferred Stock, of the Notes to the Consolidated Financial Statements for further information.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

4. Acquisitions, page 44
6.	Comment: We note that you accounted for the acquisition of certain assets from Steel Works using the purchase method of accounting in accordance with SFAS 141. Paragraph 9 of SFAS 141 states that purchase accounting only applies to the acquisition of businesses. It is unclear to us how you determined that the acquisition of certain intangible assets from Steel Works meets the definition of a business in accordance with the guidance in EITF 98-3. Please provide us with your analysis of EITF 98-3 that demonstrates the acquisition of the intangible assets contain all of the inputs and processes necessary for those assets to continue to conduct normal operations after the transfer.
Response: The Company considered both the guidance outlined in EITF 98-3 as well as the guidance in SX 210.11-01(d) when determining whether the acquisition of certain assets met the definition of a business. The criteria of what constitutes a business is generally the same in both sets of guidance.
•	According to SX 210.11-01(d) one of the factors to consider when determining if an acquisition is a business is “whether the nature of the revenue producing activity of the component will remain generally the same as before the transaction.” If the revenue producing activity does remain the same, then the presumption is a business has been acquired. In the case of the Steelworks acquisition Hillman acquired the trade names, customer lists, and supply chain.

•	According to EITF 98-3 “The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:
i.	Inputs
     a.  Long-lived assets, including intangible assets, or rights to the use of long-lived assets.
     b.  Intellectual property.
     c.  The ability to obtain access to necessary materials or rights.
     d. Employees.
ii.	Processes
     e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
iii.	Outputs
     f. The ability to obtain access to the customers that purchase the outputs of the transferred set.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.”
Below is a summary of the Company’s evaluation of the guidance in EITF-98-3:
•	Inputs – The Company acquired all inputs necessary to continue normal operations post acquisition. In connection with the acquisition all the intellectual property including tradenames, trademarks and customer lists were transferred to Hillman.

•	Processes – Customer distribution, with one exception, continued after the transaction from Steelwork’s Denver distribution facility.

•	Outputs – All customer contracts were assigned to the Company by the Seller in connection with the acquisition. Customer terms, including pricing, discounts, shipping and handling and payment remained unchanged following the transaction. In addition the Seller signed a non-compete agreement precluding them from selling to the transferred customers.
In connection with the Company’s analysis of this issue, it consulted with Joel Levine in the Office of Chief Accountant in the Division of Corporation Finance on January 11, 2006. Mr. Levine noted that if the terms of the customer agreements did not change subsequent to the acquisition, this may be a persuasive factor in favor of the transaction meeting the definition of a business.
Based on the foregoing we determined the transaction met the definition of a business in accordance with EITF 98-3 and Regulation S-X Rule 210.11-01(d).
7.	Comment: Please address the appropriateness of the 23 year life of the customer relationships and the indefinite life of the trademarks given the fact that the exclusive supply agreement with Steel Works is only for ten years.
Response: The 23 year life assigned to the customer relationships was developed by an independent appraiser, John Cole CVA, CPA. Mr. Cole used the excess earnings method to determine the value and life of the acquired customer relationships. The Steelworks acquisition represented a new product offering but the customer base was identical to the Company’s customer base prior to the acquisition. The Company’s historical customer attrition rate is extremely low which was the primary driver of the 23 year life. The Supply Agreement does not have any bearing on the Company’s ability to provide the threaded rod

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

product to the customer base. The Steelworks product is primarily steel rod and metal plates, with no patent protection or other proprietary characteristics. Most of this product could be purchased more economically from the Company’s existing overseas suppliers. As a result, the Company believes that the 10-year term of the Supply Agreement is not the correct life to assign to the customer agreements.
13.	Common and Preferred Stock, page 54
8.	Comment: Please provide us with the following information and revise your disclosures in future filings for your common and preferred stock to address each of the following:
•	The instances in which the management holders may put the Class A common stock and Class B common stock at their option. Also tell us whether any of the other instruments with put options have this feature.

•	The fair value and cost of your Class A common stock and Class B common stock subject to put options as of December 31, 2007.

•	An explanation as to why you are not marking the Class A preferred stock and Class A common stock to market. Refer to paragraph 15 of EITF Topic D-98 for guidance.

•	The components of the mandatory redeemable stock line item on the consolidated balance sheets (i.e., the amount of the subsidiary Class A preferred stock, the amount of accumulated and unpaid dividends accrued, and the amount of options).

•	Factor by which the Hillman Investment Company Class A preferred stock is redeemable (i.e., fair value, cost, fixed amount, etc.).

•	The components of the management purchased preferred options line item.
Response: Disclosures in the Common and Preferred Stock Note to the financial statements will be revised in future periodic reports filed with the Commission to include the information requested herein. Specific responses are included below.
•	All classes of equity held by management, including the Class A common stock, Class B common stock, Class A Preferred Stock and the Hillman Investment Company Class A Preferred Stock may be put back to the Company upon employment termination, death or disability.

•	All of the Class A and Class B common stock held by management is subject to the put option. The Class B common stock was recorded at its fair value of $1,635,000 at December 31, 2007. The Class A common stock held by management historically has not been marked to fair market value.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

Management has reviewed the guidance in EITF D-98 and determined the Class A stock should have been adjusted to fair market value at each balance sheet date with an offsetting adjustment to additional paid-in capital. At December 31, 2007 the recorded value of the Class A common stock was $417,000 on the consolidated balance sheet. If the guidance of EITF D-98 was correctly applied the Class A common shares would have been adjusted to their fair value of $697,000 with an offsetting reduction in additional paid-in capital of $280,000.

Management has applied the criteria of Staff Accounting Bulletin 99 and, based on an evaluation of quantitative and qualitative factors, determined the balance sheet reclassification required to adjust the Class A common stock is not material to the consolidated financial statements. From a quantitative perspective the difference of $280,000 is less than 2% of total stockholder’s equity. There is no impact on the statement of cash operations or the statement of cash flows. The adjustment would have no impact on the Company’s debt compliance or financial statement covenants.

We will prospectively apply the guidance of EITF D-98 to the Class A shares and adjust to fair market value at each balance sheet date.

•	The Class A preferred stock is adjusted to its redemption amount at each balance sheet date in accordance with EITF D-98. The Class A common stock valuation is discussed above.

•	The components of the mandatorily redeemable preferred stock line item on the consolidated balance sheets are as follows:

	December 31,
	2007	2006

Hillman Investment Company Class A Preferred Stock	54,927	54,927
Purchased options -Hillman Investment Company Class A Preferred Stock	2,254	2,254
Accrued and unpaid dividends	30,177	20,898

Total Mandatorily redeemable preferred stock	87,358	78,079

•	The Hillman Investment Company Class A preferred stock is redeemable at the Liquidation value of $1,000 per share plus all accrued and unpaid dividends.

•	The components of the management purchased preferred stock line item on the consolidated balance sheets are as follows:

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

	December 31,
	2007	2006

Purchased options -Hillman Companies, Inc. Class A Preferred Stock	3,230	3,230
Accrued and unpaid dividends	2,068	1,429

Total Management purchases preferred options	5,298	4,659

     9. Comment: We note that the 1,000 shares of Class B common stock were purchased by your management at the merger date. We also note your statement that you are recognizing the changes in fair value of the Class B common stock as a charge to compensation expense over the five year vesting period based on the guidance in SFAS 123R. Finally, we note that of the 1,000 shares issued and outstanding 400 shares have vested as of December 31, 2007 and that the fair value of your Class B common stock is $1,692. 40 per share. Please tell us and revise your disclosure in future filings, as appropriate:
•	All of the terms of the purchase of these shares by management.

•	What you mean by liability accounting treatment under SFAS 123R. In this regard, we assume that the Class B common stock did not qualify for liability accounting in accordance with paragraph 31 of SFAS 123R since you have classified the Class B common stock in temporary equity in accordance with SAB Topic 14:E.

•	If you are accounting for the Class B common stock by adjusting the carrying amount based on the redemption amount while taking into account the proportion of consideration received in the form of employee services (i.e. vesting) in accordance with the guidance in SAB Topic 14:E, please revise your disclosure to clarify.

•	How you determined the $1,635,000 carrying value for the Class B common stock in your consolidated balance sheet as of December 31, 2007 in light of the estimated fair value and the vesting of these shares as disclosed in your financial statements. Please identify the applicable accounting literature you relied on.

•	Explain why you decreased the recorded value of your Class B common stock to $0 as of December 31, 2006 and recognized a benefit in your consolidated statements of operations of $1,311. In this regard, we note that you issued 51.3 options for the purchase of Class B common stock with an exercise price of $2,275 per option.
Response: The Company will revise its disclosure in future periodic reports filed with the Commission to include the information requested herein. Specific responses are included below.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

•	The Company believes the material terms of the management purchase of shares are disclosed in the third paragraph of Note 13 to the Consolidated Financial Statements as reported in the Company’s annual report on Form 10-K for the year ended December 31, 2007. Additional disclosures will be added based on the Company’s responses to comments 8-14.

•	Paragraph 31 of SFAS 123R requires shares with repurchase features such as the Class B common stock to be treated as liability based awards. The accounting for liability based awards calls for the remeasurement at fair value on each balance sheet date. The Company submits that, SFAS 123R defines the accounting treatment for the awards but the balance sheet classification is dictated by SEC Release No. 268.

•	The value of the Class B common stock is accounted for by adjusting the carrying amount based on the redemption amount while taking into account the proportion of consideration received in the form of employee services (i.e. vesting) in accordance with the guidance in SAB Topic 14:E. This is disclosed in Note 14, Stock-Based Compensation as reported in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

•	The Company has applied the accounting for share based payments in SFAS 123R, specifically the provisions of this statement that apply to non public entities. The Class B shares are not traded on a national securities exchange and have restrictions that limit the ability of the holder to sell. Thus, the Company has followed the accounting guidance for non-public entities in SFAS 123R.

Paragraph 25 of SFAS 123R allows the use of the intrinsic value method to calculate the value of share based awards when it is not possible to reasonably estimate fair value. The lack of any market for the Class B common shares and the absence of any historical redemption of any of these shares makes the use of a fair value calculation unreasonable. Therefore, the Company has elected the intrinsic value method as allowed by SFAS 123R. The Company has developed an intrinsic value based on an estimate of the enterprise value of the Company less the payment of all obligations in preference to the common shares. The remaining value is used to determine the per share value of all the common equities. The Company has used a consistent method each measurement date since the shares were issued in March 2004.

•	The 51.3 Class B common stock options were issued in April 2006 at an exercise price of $2,275 per share. The value assigned to the options approximated the value of the underlying Class B common shares as of March 31, 2006 of $2,037. In the nine month period ending December 31, 2006 the value of the Class B common shares declined to $0.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

14. Stock-Based Compensation, page 56
10.	Comment: Please revise your disclosure in future filings for your common options for the following:
•	State how you determined a volatility rate of 27.3% used in the Black-Scholes option pricing model to estimate the fair value of the options.

•	State the vesting period, if any.
Response: The volatility rate was determined using the average of four comparable publicly traded companies. The options vest over a 5 year period. We will revise future periodic reports filed with the Commission to disclose how the Company determined the volatility rate and the vesting period of the Class B options.
11.	Comment: Please tell us and revise future filings to disclose how you are accounting for the common options. Refer to SFAS 123R, SAB Topic 14:E, and FSP 123R-4 for guidance.
Response: The Company believes the opening two paragraphs of Note 14 to the consolidated financial statements on page 56 adequately describe the method of accounting used to account for the options.
12.	Comment: Please tell us and separately disclose in future filings the fair value and intrinsic value of the Class A preferred stock options and of the Hillman Investment Company Class A preferred stock options at the date of grant and for each balance sheet date presented.
Response: As noted in the Company’s response to comment 9, the Company has elected the intrinsic value method to value the Preferred Options in accordance with SFAS 123 (R), paragraph 25. The intrinsic value is disclosed in the 4th paragraph on page 59 of the 10-K.
13.	Comment: Please tell us and disclose in future filings where you have included the Class A preferred stock options in your consolidated balance sheet.
Response: The value of the Class A Preferred Stock Options are included under “Other non-current liabilities” on the consolidated balance sheet. Future periodic reports filed with the Commission will disclose this fact.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

14.	Comment: We note your disclosure that the fair value of the Preferred Options (both the Class A preferred stock options and the Hillman Investment Company Class A preferred stock options) is determined using the intrinsic value method. Please tell us and revise your disclosure in future filings, to explain how the intrinsic value method is a method for estimating the fair value of these options.
Response: Paragraph 25 of SFAS 123R provides the following guidance for options where the fair value cannot be reasonably determined:
“An equity instrument for which it is not possible to reasonably estimate fair value at the grant date shall be accounted for based on its intrinsic value, remeasured at each reporting date through the date of exercise or other settlement. The final measure of compensation cost shall be the intrinsic value of the instrument at the date it is settled. Compensation cost for each period until settlement shall be based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the intrinsic value of the instrument in each reporting period. The entity shall continue to use the intrinsic value method for those instruments even if it subsequently concludes that it is possible to reasonably estimate their fair value.”
The Company will revise the disclosure in future periodic reports filed with the Commission as follows:
SFAS 123R requires equity instruments for which it is not possible to reasonably estimate fair value at the grant date to be valued using the intrinsic value method, remeasured at each reporting date through the date of exercise or other settlement. Management has determined the lack of an active market, trading restrictions and absence of any trading history preclude the reasonable estimate of fair value. Accordingly, the Company uses the intrinsic value method to estimate fair value of the Preferred Options at the end of each reporting period pro-rated for the portion of the service period rendered. For the three months ended March 31, 2008 and 2007, compensation expense of $829,000 and $840,000, respectively, was recognized in the accompanying condensed consolidated statements of operations.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
May 15, 2008

* * *
In connection with responding to the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.
If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2603.

Sincerely,
/s/ James P. Waters
James P. Waters
Chief Financial Officer The Hillman Companies, Inc.

cc: Cynthia M. Krus, Esq.